UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE

							June 6, 2005

Mr. Freddie Kotek
Atlas America Series 25-2004(A) L.P.
311 Rouser Road
Moon Township, Pennsylvania 15108

      Re:	Atlas America Series 25-2004 (A) L.P.
      Atlas America Series 25-2004 (B) L.P.
	Registration Statements on Forms 10
      Filed April 29, 2005
	File Nos. 0-51271 and 0-51272, respectively


Dear Mr. Kotek:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please be advised that both Form 10 registration statements will
automatically become effective 60 days from the date of the first filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. In the event that it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement
and
refiling when you have prepared a response to our comments.
2. Where comments in one section or documents also relate to disclosure in another section or document, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.
3. We acknowledge receipt of your letter dated May 10, 2005.  We note
that you have not filed this letter as correspondence on EDGAR. Please ensure that you file the May 10, 2005 letter and, unless the subject of a Rule 83 or confidential treatment request, all other future written communications, as correspondence on EDGAR.
Item 1. Business
4. Please provide us with an organizational chart depicting the
Atlas
Resources, Inc. entities and affiliated entities with respective unit
ownership delineated.
5. Please disclose the price at which each unit was originally sold.
6. Revise to describe in greater detail the investment objectives to
which you refer.  For example, what is the likelihood that
investors
will receive the $2,500 distribution? Likewise, is the $22,500 deduction to which you refer guaranteed for each investor?
7. You note in the registration statement for Atlas America Series
25-
2004 (A) L.P. that UGI Energy Services, Inc. and Colonial Energy,
Inc.
accounted for 57% and 24%, respectively, of the company`s total revenues in 2004. Did any other customer account for in excess of 10%
of your revenues?  Please disclose.
8. Likewise, you note in the registration statement for Atlas
America
Series 25-2004 (B) L.P. that UGI Energy Services, Inc., First
Energy
Solutions Corporation, and American Energy Refining accounted for
35%,
18%, and 17%, respectively, of the company`s total revenues in 2004.
Did any other customer account for in excess of 10% of your revenues?
Please disclose.
Risk Factors
9. Many of the subheadings merely state a fact about your business without fully describing the risks associated with that fact. For example, we note "Natural Gas And Oil Prices Are Volatile And Uncertain," "Drilling Wells Is Highly Speculative," and "Estimates of
Proved Reserves are Uncertain." Please revise each of your subheadings to ensure that it discloses the specific risk or risks that you are discussing in the text. Rather than stating that a factor could "adversely affect" your business, the subheading should indicate what the adverse effects may be, such as reduced income or revenues or loss of customers.
10. Include a risk factor that addresses your limited operating history.
Adverse Events in Marketing Our Natural Gas Could Reduce Our
Distributions
11. It appears that you have bundled a number of separate risks under this risk factor heading. Please separately discuss the risks associated with competition, your limited number of customers and the credit risks associated with natural gas purchasers under appropriate risk factor headings. Where you discuss your substantial dependence on a limited number of customers, you must include the name of any such customer that accounts for in excess of 10% of your revenues.
12. Consider including a risk factor discussing the company`s lack of employees and its reliance on the managing general partner for the management of its operations. We note that the managing general partner performs its management duties through its officers and directors and that these individuals divide their time between the company and affiliates of the company. Accordingly, discuss how this time allocation affects the company`s operations.
13. Please disclose how long you believe you can continue operations with the cash you currently have.
14. We note your statement that the company will borrow funds from the managing general partner if it incurs a shortfall in funding its ongoing expenses. You state, however, that the managing general partner is not contractually obligated to make any loans to the company and that the company will not borrow from third parties. Please discuss in a risk factor how this non-commitment by either the managing general partner or third parties to extend any loans to the company might affect the company`s operations.

Item 4. Security Ownership of Certain Beneficial Owners and
Management
15. The table in the registration statement for Atlas America
Series
25 -2004(B) appears to suggest that none of the identified individuals holds any of the partnership securities. Please confirm. We may have further comments.

Item 7. Certain Relationships and Related Transactions
16. Please include as exhibits all contracts and agreements giving rise to the related party transactions discussed in this section.




Item 10. Recent Sales of Unregistered Securities
17. We note your letter of May 10, 2005. Please tell how many potential investors were contacted and how you were able to do so without conducting a general solicitation. We note that units were sold to 635 investors.

Engineering Comments

Risks Relating to Our Business
Estimates of Proved Reserves Are Uncertain
18. Proved reserves are those volumes that engineering and geological data support as being reasonably certain of being produced under existing conditions. Although existing conditions such as prices and costs may change in the future, under current conditions, if you are not reasonably certain of recovering the estimates you state are proved, they do not meet the definition of proved reserves as found in
Rule 4-10(a) of Regulation S-X. Please reword this so as not to imply that you are uncertain of recovering your proved reserve estimates under current conditions.

Properties

	Drilling Activities
19. We note your disclosure in the registration statement for Atlas
America Series 25-2004(B) L.P. that all of your wells were drilled during 2004, except approximately 106.40 wells. However, the table indicates that you had 47 gross productive development wells and 4 gross dry development wells at year-end. Please clarify your document as to the number of wells owned.

Natural Gas and Oil Producing Activities
20. The bottom line of the reserve table contains a dollar sign($).
As these columns are in units of MCF of natural gas and barrels of oil please remove the dollar sign.
21. Please include the Standardized Measure of Estimated Future
Net
Cash Flows calculation as prescribed by FASB 69.


Closing Information

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Barry Stem, Senior Assistant Chief Accountant at
202-551-3763 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-
Terry
at 202-551-3687 or the undersigned at 202-551-3740 with any other questions.


Sincerely,


H. Roger Schwall
Assistant Director


Atlas America Series 25-2004 (A) L.P.
Atlas America Series 25-2004 (B) L.P.
Forms 10
June 6, 2005
page 1